FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 1, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

The Company has agreed, subject to regulatory approval, to grant incentive stock options to directors and consultants on 1,150,000 common shares at an exercise price of $0.35 per share for a period of three years.  The Company has also, by agreement with the holders, cancelled 875,000 options granted in July 2007.   Following these transactions, the Company will have a total of 1,975,000 incentive stock options outstanding.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 18, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drilling completed at Gold Hill molybdenum project; Drilling continues at Ravin molybdenum/tungsten property and Howell gold project.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed a ten hole diamond drill program at its Gold Hill molybdenum project in Alaska.  Drilling is continuing at the Ravin molybdenum/tungsten project in Nevada and at the Howell gold project in B.C., where seven holes totaling approximately 1,000 metres have already been drilled to date.

The 2008 drill program at Gold Hill in Alaska follows up on a five hole drill program MAX conducted in 2007 that intersected significant molybdenum mineralization (MoS2) over long intervals starting at surface and ending in mineralization at depth in four of the holes.

MAX’s 2007 drill program was testing a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering at least a 700 by 800 meter area.  Prior drilling by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd.) at Gold Hill in the 1970’s never tested the significant magnetic anomaly that coincides with the mineralization or the surrounding sedimentary rocks.  Further, six of these drill holes, which were tested this year, had bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host.  The deepest drill hole drilling by prior operators was one 500 foot angle drill hole drilled oblique to the strike of the sediments.

Highlights from MAX’s 2007 drill program included:

DH-07-01 - 250 feet of 0.080% MoS2

DH-07-03 - 1000 feet of 0.058% MoS2 (including 45 feet of 0.18% MoS2)

DH-07-04 - 250 feet of 0.0603% MoS2

DH-07-05 - 352 feet of 0.0706% MoS2

This first drill hole of the 2008 program tested the zone to the east of drill hole DH-07-05 to examine the continuation of the high grade mineralization encountered in drill hole DH-07-01 and under drill hole DH-07-03.

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03.  Drill hole DH-07-03 did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone.  This hole was also continued this drill season.

Drilling is now completed at Gold Hill, with a total of 10 holes having been drilled totaling 7,664 feet.  Significant visible mineralization has been noted in the majority of these holes, however no conclusions can be drawn as to the nature or extent of such mineralization prior to the receipt of assays, which are pending.

The drilling conducted during the current program has expanded the known area of the mineralized system to the north and northeast. It has also drilled through overburden, showing that mineralization previously not seen at the surface exists under Gold Hill.  The mineralized system appears to continue to depth and to the north and northeast, with other areas identified this summer to the northwest and west.

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

The Howell Gold Project is comprised of 4,376 hectares located one hour by gravel road south of the town of Sparwood, B.C., straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.

At Howell Creek, gold mineralization occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres of limestone grading 0.42 g/t gold to the bottom of the hole at 66 metres.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike; the first hole of the current program deepened this hole to approximately 200 metres.

An important additional target which was tested in the current program is Carbonate Replacement Deposit (“CRD”) style mineralization identified during prior drilling.

MAX has now drilled ten holes totaling approximately 1,000 meters at Howell, which is one of two exploration projects in British Columbia recently optioned from Eastfield Resources Ltd. (TSX.V:ETF) as announced in our news release of June 9, 2008.  One of the highlights of the current program has been the intersection of 90 metres of diatreme breccia hosted in silicified limestone.  The presence of solution cavities in limestone/dolomite has caused a few holes to be terminated earlier than planned although most holes are thought to be visually encouraging having intersected Paleozoic limestone/dolomite intruded by syenite. Holes shortened have been replaced by new holes added to the program.  Drilling is continuing.

Drilling is also continuing at the Ravin molybdenum/tungsten property in Lander County, Nevada where MAX is permitted for an 11 hole drill program designed to follow up on previous drilling reported by Houston Oil and Minerals and Freeport.   The Ravin property is comprised of 162 claims located 20 miles north of the town of Austin in Central Nevada and approximately 50 miles west of General Moly, Inc.’s (AMEX & TSX: GMO) Mount Hope molybdenum mine, which is scheduled to begin production in late 2010.

Historically, the Ravin property has been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and reported an intercept of 30 feet of 1.01% MoS2 (0.66% Mo) in hole RW 7-A.

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and many contained significant mineralization.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of the original assay sheets are available.  Highlights included hole RW 80-7, where Freeport reported an interval of 250 feet of 0.105 MoS2 (0.063% Mo) beginning at a depth of 100 feet.

Drilling commenced on July 10th at Ravin and has been hampered by lack of water in the area and loss of circulation during drilling due to drilling through silicified and broken quartz breccia, resulting in poor core recovery and drilling delays.  Significant visible molybdenum mineralization was noted in the first hole drilled at Ravin, however no conclusions can be drawn as to the nature or extent of such mineralization prior to the receipt of assays.

Two holes have been completed to date at Ravin.  Due to the additional costs and poor core recovery experienced during diamond drilling at Ravin, MAX plans to complete one more diamond drill hole at Ravin and will resume drilling with a reverse-circulation drill when available.

The reports by Freeport and Houston Oil and Minerals are not National Instrument 43-101 compliant and predated NI 43-101.  There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   September 2, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director